TowerBrook Financial, L.P.
Notes to Financial Statement
December 31, 2017

1. **Organization and Nature of Business**

   TowerBrook Financial, L.P. (the "Partnership"), a Delaware limited partnership, was formed on May 19, 2011. The Partnership is owned 99% by TowerBrook Financial LP, LLC and 1% by the general partner, TowerBrook Financial GP, LLC (the "General Partner"), each of which are owned 100% by TowerBrook Capital Partners L.P. ("TCP"). The Partnership became registered as a broker dealer with the Securities and Exchange Commission ("SEC") on February 17, 2012 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership does not carry customer securities accounts for customers or perform custodial services and, accordingly, claims exemptions from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

   The Partnership operates in the United Kingdom ("UK") through its London branch, and is also an appointed representative for an affiliate, TowerBrook Capital Partners (U.K.) LLP ("SubAdvisor") for the purposes of the UK Financial Services and Markets Act 2000. The SubAdvisor is authorized and regulated by the UK Financial Conduct Authority ("FCA"). The Partnership and the SubAdvisor are under common control.

   The Partnership provides private placement marketing services and advice to TCP, the adviser of affiliated private equity funds (the "Affiliated Funds"). The Affiliated Funds are managed or advised by TCP or its investment advisory affiliates.

2. **Significant Accounting Policies**

   Basis of Presentation
   The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of significant accounting policies used in preparing the financial statement:

   Use of Estimates
   The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from management's estimates and these differences could be material.

   Revenue and Expense Recognition
   The Partnership earns revenue based on a services agreement with TCP (Note 4). All revenues are billed and generally collected by the Partnership, or are settled net with expenses paid by TCP on behalf the Partnership. This revenue is recognized on the accrual basis of accounting consistent with US GAAP on revenue recognition. Expenses are accrued for as incurred.

   Cash
   At December 31, 2017, the Partnership had a cash account consisting of cash with one major financial institution, which exceeded the Federal Depository Insurance Corporation ("FDIC") insurable limit. The Partnership does not expect to incur any loss from the amount in excess of the FDIC limit.

Foreign Currency and Exchange

As a result of having transactions denominated in foreign currencies, the Partnership is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar. Transactions denominated in foreign currencies are translated into U.S. dollar amounts at actual exchange rates on the date of the transaction. Income and expense items denominated in foreign currency are translated into U.S. dollar amount at average exchange rate for the year. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the closing rate of exchange at the reporting date.

Functional Currency

The financial statement is presented in U.S. Dollars, which is the functional and reporting currency of the Partnership.

Income Taxes

The Partnership is treated as a "disregarded entity" for UK and US federal and state tax purposes to the extent permitted by law. Therefore, the Partnership has made no provision for UK and US federal or state income taxes. However, the Partnership is part of a consolidated group that is subject to New York City Unincorporated Business Tax ("NYC UBT") of 4% attributable to the Partnership's operations apportioned to New York City. The Partnership settles its tax obligations on a net basis with its indirect parent, TCP, along with other items.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. At December 31, 2017, the Partnership had no material deferred tax assets or liabilities.

The Partnership accrues all interest and penalties under the relevant tax law as incurred. There were no interest and penalties recognized in the statement of financial condition as of December 31, 2017.

The Partnership follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires management to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation by the applicable taxing authority, based on the technical merits of the position according to the authoritative guidance for uncertainty in income taxes. The tax benefits to be recognized are measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement which could result in the Partnership recording a tax liability that would reduce partners' capital. As of December 31, 2017, the Partnership had no unrecognized tax benefits recorded in the statement of financial condition. In the ordinary course of business, the Partnership is subject to examination by federal, state, and local jurisdiction, as part of the consolidated group. As of December 31, 2017, the tax years of TCP, the Partnership's indirect parent, that remain subject to examination by the major tax jurisdictions under the statute of limitations to which the Partnership is subject are from the year ended December 31, 2014.

3. **Regulatory Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2017, the Partnership had net capital of $232,356, which was $216,913 in excess of the required amount of $15,443.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Partnership's net capital ratio at December 31, 2017 was 1 to 1.

The Partnership does not hold customer funds or securities, nor does it carry customer accounts and it has claimed an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

4. **Related Party Transactions**

Services Agreement with TCP
The Partnership entered into an agreement with TCP, effective February 17, 2012 (the "Services Agreement"), under which the Partnership agreed to provide certain private placement services to TCP. In exchange for these services, TCP has agreed to pay the Partnership a fee which will be agreed from time to time between the Partnership and TCP (the "Broker Dealer Services Fees").

UK Administrative Services Agreement with the SubAdvisor
The Partnership entered into a services agreement with the SubAdvisor, effective February 17, 2012 (the "UK Services Agreement"), under which the SubAdvisor agreed to provide services to the Partnership. In exchange for these services, the Partnership has agreed to pay the SubAdvisor a British Pound denominated services fee which will be agreed from time to time between the Partnership and the SubAdvisor (the "UK Administrative Services Fees").

Appointed Representative Agreement with the SubAdvisor
The Partnership entered into an agreement with the SubAdvisor, effective February 21, 2012 (the "Appointed Representative Agreement"), under which the SubAdvisor appointed the Partnership as its appointed representative for the purposes of section 39 of the UK Financial Services and Markets Act 2000. In exchange for these services, the Partnership has agreed to pay the SubAdvisor a British Pound denominated monthly fee of £100 (the "Appointed Representative Services Fees").

Expense Sharing Agreement with TCP and the SubAdvisor
The Partnership entered into an expense sharing management agreement with TCP and the SubAdvisor, effective February 17, 2012 (the "Expense Sharing Agreement"), under which TCP and the SubAdvisor provide the Partnership with facilities and other services as required in the ordinary conduct of the Partnership's business. This agreement is reviewed annually to determine if updates or amendment may be required. A new Expense Sharing Agreement was entered into on January 1, 2017 and amended on April 1, 2017 and in connection with the new Expense Sharing Agreement there were no material changes to the allocation methodologies.

A portion of the salaries and other compensation of the registered representatives who work directly on the activities of the Partnership has been charged pursuant to the Expense Sharing Agreement.

Additionally, other expenses such as rent, utilities, office maintenance, information technology and supplies are allocated to the Partnership by TCP pursuant to the Expense Sharing Agreement.

Receivable from Affiliate
For the year ended December 31, 2017, the net due from TCP to the Partnership was $618,802 and is included in receivable from affiliate, net, on the statement of financial condition. This represents the outstanding amount of the Broker Dealer Services Fees in excess of the allocation of compensation and other expenses paid on the Partnership's behalf, and this is to be settled in cash in the ordinary course of business.

Aircraft Leases

TB Operations, LLC, an affiliate of the Partnership, leased a fractional interest (3.125% and 6.25%) in two aircrafts during 2017. One lease ended during 2017. Any costs related to the usage of such aircrafts by associated persons of the Partnership are borne by the Partnership. As of December 31, 2017, TB Operations, LLC had only the 6.25% fractional interest lease outstanding.

5.   **Commitments and Contingencies**

In the ordinary course of business the Partnership enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, the Partnership expects the risk of loss to be remote.

The Partnership entered into an operating sublease with TCP for its office space in New York, effective February 17, 2012 and amended on September 1, 2013. TCP's lease for such office space commenced on October 1, 2009 and expires on February 28, 2021. On August 29, 2017, TCP entered into a lease amendment to extend the term for an additional ten years and relocate to another floor within the same office building. Exact terms of the lease amendment will be finalized upon occupation of the new space by TCP, and the Partnership will enter into a sublease amendment with TCP at that time.

The Partnership's annual future rental payments under the current sublease as of December 31, 2017 are:

Year Ended December 31,		
2018	$	19,589
2019		19,589
2020		19,589
2021		3,265
	$	62,032

As of the date of the financial statements, amended future lease commitments was not determinable and will be assessed for disclosure in future periods.

6.   **Risks**

The Partnership is subject to a variety of business risks in the conduct of its operations. The Partnership is economically dependent on its related parties and affiliates as the source of its fee income and, accordingly, the Partnership may be materially affected by the actions of and various risks associated with such related parties and affiliates. The Partnership is subject to regulation and may be adversely affected by further regulation by U.S. and non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

7.   **Subsequent Events**

The Partnership has evaluated whether events or transactions that have occurred after December 31, 2017 through February 26, 2018, the date the financial statement was available to be issued, would require recognition or disclosure in this financial statement and determined that there are no such items requiring disclosure.